Exhibit (d)(4)

Anthony Smeraglinolo

Chief Executive Officer

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, VA 20151

FIRST ADDENDUM

This First Addendum (this “Addendum”), dated as of November 21, 2013 (the “Effective Date”), is by and between Engility Holdings, Inc. (the “Recipient”) and Dynamics Research Corporation (the “Company”). Capitalized terms contained in this Addendum, that are not defined in this Addendum shall have the meanings set forth in that certain letter agreement dated October 4, 2013 (the “Agreement”) by and between the Company, and the Recipient.

RECITALS

WHEREAS, in consideration of being provided access to Information of the Company, the Recipient and the Company agreed to various restrictions and obligations set forth in the Agreement;

WHEREAS, in connection with the evaluation of and negotiations related to the possible business transaction with the Company (the “Transaction”), the Recipient has requested that it be provided with access to confidential contracts and related confidential information between the Company and its customers (such contracts together with all schedules, exhibits, addenda, amendments, modifications, and terms and conditions, the “Restricted Customer Contracts”) and confidential information related to the Restricted Customer Contracts, including, without limitation, (i) the fact that the Company made the Restricted Customer Contracts available to the Recipient, (ii) any information contained in or related to the Restricted Customer Contracts, and (iii) the names of the customers with whom the Company has such Restricted Customer Contracts and all contact information for the contracting officers under such Restricted Customer Contracts (with the Restricted Customer Contracts, collectively, the “Restricted Customer Information”); and

WHEREAS, the Company is agreeable to providing access to the Restricted Customer Information and related information provided the Recipient agrees to the provisions of this Addendum with respect to the Restricted Customer Information.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration had and received, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties to this Addendum agree as follows:

1. Interpretation. The Recipient shall, and shall cause its Representatives to, treat the Restricted Customer Information as Information of the Company, subject to the terms of the Agreement, and such additional restrictions of this Addendum. In the event of a conflict between the terms of this Addendum and the terms of the Agreement, the terms of this Addendum shall govern.

2. Confidentiality Obligations. The Provisions of the Agreement, as they relate to Restricted Customer Information, are further restricted as provided in this Section 2. Except as expressly authorized by prior written consent of the Company, the Recipient shall, and shall cause its Representatives to:

(a) limit access to any Restricted Customer Information only to the following Recipient Representatives who have a need to know in connection with the Transaction, and the Recipient represents that such individual meets the requirements of the Agreement and this Addendum, and will hold any necessary security clearances prior to accessing the Restricted Customer Information: Thomas O. Miiller, Senior Vice President, General Counsel and Corporate Secretary; Craig R. Reed, Senior Vice President, Strategy and Corporate Development; Michael Kotarski, Vice President, Strategic Development, Christina Cox, Director, Strategic Development, Jon Brooks, Vice President and Deputy General Counsel, Joanne Newman, Vice President, Contracts, and Mark Stechschulte, Vice President and Assistant General Counsel and John Murray, Business Area Director (the “Limited Individuals”);

(b) advise the Limited Individuals of the highly sensitive nature thereof and of the obligations set forth in the Agreement as modified by this Addendum;

(c) take appropriate action by instruction or agreement with any Limited Individual to fulfill his or her obligations under the Agreement as modified by this Addendum;

(d) use all Restricted Customer Information solely for purposes of the evaluation and/or negotiation of the Transaction and for no other purpose whatsoever; and

(e) not disclose any Restricted Customer Information or the fact that the Restricted Customer Information exists or has been made available to any other person or entity other than the Limited Individuals (except as required by applicable law or regulation).

Unless consented to in writing by the Company, the Recipient and its Representatives shall not print or create any copies (electronic or otherwise), manuals, records, or other documents (electronic or otherwise) reflecting any Restricted Customer Information. Notwithstanding the foregoing, the Recipient will be permitted to retain copies of any due diligence memoranda or other documents referencing or containing Restricted Customer Information if the Recipient determines that such retention is required by law, regulation or stock exchange rule (provided that the Recipient shall continue to be bound by the obligations contained in this Addendum with respect to such retained information without regard to the termination of the Agreement or this Addendum).

To assist the Recipient with its compliance with the foregoing restrictions, the Company shall furnish the Recipient with a list of the Restricted Customer Contracts in advance of providing such documents, and set forth on such list the level of security clearance (if any) required to view such contracts.

3. Terms of Agreement. The following provisions of the Agreement shall not apply to the Restricted Customer Information:

(a)	the exceptions to confidentiality contained in the second paragraph of the Agreement;

(b)	the second sentence of the second paragraph of the Agreement;

(c)	the exceptions to confidentiality contained in the third paragraph of the Agreement;

(d)	the fifth sentence of the fifth paragraph of the Agreement.

4. Term. The obligations of the Recipient under the Agreement and this Addendum, as they relate to the Restricted Customer Information, shall survive for a period of five (5) years from the date of this Addendum.

5. Miscellaneous. This Addendum may be executed in any number of counterparts, including signatures sent via facsimile, each of which shall constitute an original, but all of which together shall constitute one instrument notwithstanding that all parties are not signatories to the same counterparts. If any provision contained in this Addendum is or becomes invalid, illegal, or unenforceable in whole or in part, such invalidity, illegality, or unenforceability shall not affect the remaining provisions and portions of this Addendum.

(Signature page follows.)

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first written above.

ENGILITY HOLDINGS, INC.		DYNAMICS RESEARCH CORPORATION

By:	/s/ Tom Miiller	By:	/s/ David Keleher
Name:	Tom Miiller	Name:	David Keleher
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and Chief Financial Officer

Signature Page to Addendum to Confidentiality Agreement